                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                -----------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ___)(1)


               ORTHODONTIX, INC. (f/k/a EMBASSY ACQUISITION CORP.)
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                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $.0001 PER SHARE
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                         (Title of Class of Securities)


                                   68750Q 10 1
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                                  CUSIP Number


                               Charles J. Rennert
                          Berman Wolfe & Rennert, P.A.
                        100 SE Second Street, Suite 3500
                              Miami, Florida 33131
                                 (305) 577-4177
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 APRIL 16, 1998
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)      Names of Reporting Persons and
         I.R.S. Identification Nos. of above Persons (Entities Only)
                F.W. Mort Guilford
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box If a Member of a Group*         (A)     [ ]
                                                                   (B)     [ ]

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(3)      Sec Use Only

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(4)      Source of Funds*
                 SC
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(5)      Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e): [   ]

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(6)      Citizenship or Place of Organization
                 U.S.A.
         -----------------------------------------------------------------------

         Number of         (7)      Sole Voting Power
         Shares                              497,980 shares/8.2%
         Beneficially               --------------------------------------------
         Owned by          (8)      Shared Voting Power
         Each
         Reporting                  --------------------------------------------
         Person With:      (9)      Sole Dispositive Power
                                             497,980 shares/8.2%
                                    --------------------------------------------
                           (10)     Shared Dispositive Power

                                    --------------------------------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                   497,980 shares
         -----------------------------------------------------------------------
(12)     Check Box If Aggregate Amount in Row (11) Excludes Certain Shares*  [ ]

         -----------------------------------------------------------------------

(13)     Percent of Class Represented by Amount in Row (11)
                  8.2%
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(14)     Type of Reporting Person*
                 IN
         -----------------------------------------------------------------------

         This Schedule 13D is being filed to report the issuance to F.W. Mort Guilford on April 16, 1998 of (i) 347,980 shares of Common Stock, par value $.0001 per share (the "Shares"), of Orthodontix, Inc. (f/k/a Embassy Acquisition Corp.), a Florida corporation (the "Company"), and (ii) an option to purchase 150,000 shares of the Company's Common Stock (the "Option"), in connection with the closing on April 16, 1998 of the merger of Orthodontix, Inc. (n/k/a Orthodontix Subsidiary, Inc.) with and into a subsidiary of the Company (the "Merger") pursuant to that certain Agreement and Plan of Merger and Reorganization dated October 30, 1997 by and among the Company and Orthodontix Subsidiary, Inc. (f/k/a Orthodontix, Inc.), attached hereto and incorporated by reference as Exhibit A.

ITEM 1. SECURITY AND ISSUER

         This Schedule 13D relates to the Company's Common Stock, par value $.0001 per share. The Company's principal executive offices are located at 2222 Ponce de Leon Boulevard, Suite 300, Coral Gables, Florida 33134.

ITEM 2. IDENTITY AND BACKGROUND

                  (a)      F.W. Mort Guilford

                  (b) Mr. Guilford's business address is 2222 Ponce de Leon Boulevard, Suite 300, Coral Gables, Florida 33134.

                  (c) Mr. Guilford is the President, Chief Operating Officer and a Director of the Company.

                  (d) During the last five years, Mr. Guilford has not been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors;

                  (e) During the last five years, Mr. Guilford has not been a party to a civil proceeding of a judicial or administrative body or as a result of such proceed ing, was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to federal or state securities laws or finding any violations with respect to such laws.

                  (f)      Mr. Guilford is a U.S. citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Guilford received the Shares and the Option in connection with the Merger and as a result thereof.

ITEM 4.  PURPOSE OF TRANSACTION

                  (a) The Shares and the Option were acquired on April 16, 1998 pursuant to the Merger.

         Mr. Guilford has no present plans or proposals which relate to or which would result in:

                  (b) An extraordinary corporate transaction such as a merger, reorganization, or liquidation involving the Company or any of the Company's subsidiaries;

                  (c) A sale or transfer of a material amount of the Company's assets;

                  (d) Any change in the present board of directors or management of the Company;

                  (e) Any material change in the present capitalization or dividend policy of the Company;

                  (f) Any other material change in the Company's business or corporate structure;

                  (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

                  (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the Company becoming eligible for termination of registration; or

                  (j)      Any action similar to any of those enumerated above.

         Mr. Guilford reserves the right to, and may in the future, change his purpose or plans with respect to his investment in the Company and to take such actions as he deems appropriate in light of the circumstances existing at the time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Option gives Mr. Guilford the right to acquire up to 150,000 shares of Common Stock, par value $.0001 per share, which, upon issuance, when combined with his ownership of the Shares, would equal approximately 8.2% of the outstanding shares of the Company's Common Stock (based on the Company's outstanding shares of Common Stock as of April 16,
                           1998).

                  (b) Mr. Guilford has the sole right to vote or direct the vote and has the sole right to dispose or direct the disposition of the Shares and, upon exercise, the shares of the Company's Common Stock underlying the Option.

                  (c) During the past sixty (60) days, Mr. Guilford has not effected any transactions in the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER

                  Other than the Option granted to Mr. Guilford pursuant to that certain Common Stock Option and Agreement dated April 16, 1998 by and among the Company and Mr. Guilford, and that certain Lock-up Agreement dated April 16, 1998 executed by Mr. Guilford, there are no contracts, arrangements, understandings or relationships between Mr. Guilford and the Company or any other person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Copies of the option agreement and the lock-up agreement are attached to this Schedule 13D and incorporated by reference as Exhibits B and C, respectively.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

                  (a) Agreement and Plan of Reorganization dated October 30, 1997 by and among the Company and Orthodontix Subsidiary, Inc. (f/k/a Orthodontix, Inc.).

                  (b) Common Stock Option and Agreement dated April 16, 1998 by and between Mr. Guilford and the Company.

                  (c) Lock-up Agreement dated April 16, 1998 executed by Mr. Guilford.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 1998                              /s/ F.W. Mort Guilford
                                                  ------------------------------
                                                  F.W. Mort Guilford

                                                                       Exhibit A


                                                                      APPENDIX A

     AGREEMENT AND PLAN OF MERGER AND REORGANIZATION dated as of October 30, 1997 (the "Agreement") by and among Embassy Acquisition Corp., a Florida corporation ("Embassy") and Orthodontix, Inc., a Florida corporation ("Orthodontix").

                                R E C I T A L S

     The respective Boards of Directors of Embassy and Orthodontix deem it desirable and in the best interests of their respective corporations, and of their respective shareholders, that prior to the Closing (as defined in Section 6.1), Embassy form a wholly owned subsidiary corporation, namely, Orthodontix Acquisition Corp., a Florida corporation ("Acquisition") and that at the Closing, subject to, among other things, the approval of the shareholders of Embassy and Orthodontix, Acquisition merge with and into Orthodontix; as a result of which Orthodontix will become a wholly owned subsidiary corporation of Embassy, and the holders of shares of capital stock of Orthodontix will, in the aggregate, receive the consideration hereinafter set forth (collectively, the "Merger"). Upon the terms and subject to the conditions of this Agreement, at the Effective Date (as defined in Section 2.3 of this Agreement) in accordance with the Florida Business Corporation Act ("BCA"), Acquisition shall be merged with and into Orthodontix and the separate existence of Acquisition shall thereupon cease. Orthodontix shall be the surviving corporation in the Merger and is hereinafter sometimes referred to as the "Surviving Corporation." As a result of the Merger, among other things, Orthodontix will become a wholly owned subsidiary corporation of Embassy.

     NOW, THEREFORE, in consideration of the terms, conditions, agreements and covenants contained herein, and in reliance upon the representations and warranties contained in this Agreement, the parties hereto agree as follows:

                         I.  RECITALS; TRUE AND CORRECT

     The above stated recitals are true and correct and are incorporated into this Agreement.

                                  II.  MERGER

     2.1 Merger. In the manner and subject to the terms and conditions set forth herein, Embassy shall cause Acquisition to merge with and into Orthodontix, and Orthodontix shall be the surviving corporation after the Merger and shall continue to exist as a corporation created and governed by the laws of Florida.

     2.2 Name Change. Upon the Closing of the Merger, Embassy shall change its name to Orthodontix, Inc. and Orthodontix, Inc. shall change its name to Orthodontix Subsidiary, Inc. (the "Name Change").

     2.3 Effective Date. If all of the conditions precedent to the obligations of each of the parties hereto as hereinafter set forth shall have been satisfied or shall have been waived, the Merger shall become effective on the date (the "Effective Date") the Articles of Merger, together with Plans of Merger reflecting the Merger, shall be accepted for filing by the Secretary of State of Florida.

     2.4 Securities of the Corporations. The authorized capital stock of Orthodontix is comprised of 100,000,000 shares of Common Stock, par value $.0001 per share (the "Orthodontix Stock"), of which 1,300,000 shares are issued and outstanding, excluding the approximately 2,000,000 shares of Orthodontix Stock, assuming an Embassy share value of $8.00 per share, issuable in connection with the Practice Acquisitions (as defined in Section 2.7 of this Agreement). The authorized capital stock of Embassy is comprised of 100,000,000 shares of Common Stock, par value $.0001 per share (the "Embassy Stock"), of which 2,540,000 shares are issued and outstanding. In addition, Embassy has issued and outstanding, warrants to purchase 120,000 shares of Embassy Stock for a period of five years at any time and from time to time commencing April 2, 1996 at a purchase price of $7.80 per share (the "Embassy Warrants").

     2.5 Shares of the Constituent and Surviving Corporations. The manner and basis of converting the shares of Orthodontix Stock into shares of Embassy Stock shall be as follows:

          Consideration. At the Effective Date, by virtue of the Merger and without any action on the part of any holder of any capital stock of either Embassy or Orthodontix, each share of Orthodontix Stock issued and outstanding shall be converted into the right to receive one share of Embassy Stock (the "Exchange Ratio"). In connection with the consummation of the Practice Acquisitions, Embassy shall issue shares of Embassy Stock as required under the agreements regarding the Practice Acquisitions.

     2.6 Effect of the Merger. As of the Effective Date, all of the following shall occur:

          (a) The separate existence and corporate organization of Acquisition shall cease (except insofar as it may be continued by statute), and Orthodontix shall continue to exist as the surviving corporation, a wholly owned subsidiary corporation of Embassy, which shall also continue to exist as a surviving corporation.

          (b) Except as otherwise specifically set forth herein, the corporate identity, existence, purposes, powers, franchises, rights and immunities of Orthodontix shall continue unaffected and unimpaired by the Merger, and the corporate identity, existence, purposes, powers, franchises and immunities of Acquisition shall be merged with and into Orthodontix as the surviving corporation, shall be fully vested therewith.

          (c) Neither the rights of creditors nor any liens upon or security interests in the property of any of Acquisition or Orthodontix shall be impaired by the Merger.

          (d) All corporate acts, plans, policies, agreements approvals and authorizations of the shareholders and Board of Directors of Acquisition and of its respective officers, directors and agents, which were valid and effective immediately prior to the Effective Date, shall be the acts, plans, policies, agreements, approvals and authorizations of Orthodontix and shall be as effective and binding on Orthodontix as the same were on Acquisition.

          (e) Orthodontix shall be liable for all of the obligations and liabilities of Acquisition.

          (f) The rights, privileges, goodwill, inchoate rights, franchises and property, real, personal and mixed, and debts due on whatever account and all other things in action belonging to Acquisition, shall be, and they hereby are, bargained, conveyed, granted, confirmed, transferred, assigned and set over to and vested in Orthodontix, without further act or deed.

          (g) No claim pending at the Effective Date by or against any of Acquisition or Orthodontix, or any stockholder, officer or director thereof, shall abate or be discontinued by the Merger, but may be enforced, prosecuted, settled or compromised as if the Merger had not occurred.

          (h) All rights of employees and creditors and all liens upon the property of each of Acquisition and Orthodontix shall be preserved unimpaired, limited in lien to the property affected by such liens at the Effective Date, and all the debts, liabilities and duties of each of Acquisition shall attach to Orthodontix and shall be enforceable against Orthodontix, respectively, to the same extent as if all such debts, liabilities and duties had been incurred or contracted by Orthodontix.

          (i) The Articles of Incorporation of Embassy, as in effect on the Effective Date, shall continue to be the Articles of Incorporation of Embassy without change or amendment, except (i) to change the name of Embassy to "Orthodontix, Inc."; and (ii) to authorize the issuance of 100,000,000 shares of Preferred Stock, par value $.0001 per share (the "Preferred Stock"), with rights, preferences and designations to be determined by the Board of Directors of Embassy until such time, if ever, as it is amended thereafter in accordance with the provisions thereof and applicable laws. The Articles of Incorporation of Orthodontix, as in effect on the Effective Date, shall continue to be the Articles of Incorporation of Orthodontix without change or amendment, except to change the name of Orthodontix to "Orthodontix Subsidiary, Inc."

          (j) The Bylaws of Embassy, as in effect on the Effective Date, shall continue to be the Bylaws of Embassy without change or amendment until such time, if ever, as it is amended thereafter in accordance with the provisions thereof and applicable laws.

          (k) Upon the Effective Date, the Board of Directors of Embassy shall consist of four designees of Orthodontix, Stephen J. Dresnick ("Dresnick"), Glenn L. Halpryn ("Halpryn"), and one designee of Embassy to be specified in the Proxy Statement hereinafter referred to, and the officers of Embassy shall be the officers specified by Orthodontix to hold such offices, as set forth in the Proxy Statement hereinafter defined. Subsequent to the Effective Date, the management of Embassy shall be conducted in accordance with that certain Agreement attached hereto as Schedule 2.6(k).

     2.7 Disclosure Schedules. Prior to the execution of this Agreement, (a) Orthodontix delivered to Embassy a schedule relating to Orthodontix and the several pending acquisitions of orthodontic practices (the "Practices") contemplated to be consummated on or prior to the Effective Date (the "Practice Acquisitions") as well as other due diligence information (collectively, the "Orthodontix Disclosure Schedule") incorporated by reference hereby; and (b) Embassy delivered to Orthodontix, Embassy's (i) Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996; (ii) Quarterly Report on Form 10-QSB for the quarters ended June 30, 1997, March 31, 1997, June 30, 1996 and September 30, 1996; and (iii) Prospectus dated April 2, 1996 (collectively, the "Embassy Disclosure Schedule" and together with the Orthodontix Disclosure Schedule (the "Disclosure Schedules", referred to as Exhibit "A") setting forth the matters required to be set forth in the Disclosure Schedules as described elsewhere in this Agreement. The Disclosure Schedules shall be deemed to be a part of this Agreement.

     2.8 Practice Acquisitions. On the Effective Date, the Practice Acquisitions shall be consummated, which practices had generated, gross cash collections, in the aggregate, no less than $15 million for the twelve month period ended December 31, 1996 (unaudited). Pursuant to the terms of the various agreements regarding the Practice Acquisitions, in connection with the Practice Acquisitions, at the Closing, Embassy shall (i) provide to Orthodontix sufficient cash (the "Cash Consideration") for the purpose of consummating the Practice Acquisitions; and (ii) issue that aggregate number of shares of Embassy Stock equal to the quotient of (x) the difference between the aggregate purchase price of the Practices less the Cash Consideration divided by (y) the Share Value. The term Share Value shall mean the average of the closing bid and ask price, as reported on the OTC Electronic Bulletin Board or similar quotation board of Embassy Stock for the 15 trading days immediately preceding the date of the Closing.

        III.  CONDUCT OF BUSINESS PENDING CLOSING; STOCKHOLDER APPROVAL

     Orthodontix and Embassy covenant that between the date hereof and the date of the Closing:

     3.1 Access to Orthodontix. Orthodontix shall (a) give to Embassy and to Embassy's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Closing Date (as defined in Section 6.1), to all of the books, contracts, commitments and other records of Orthodontix and shall furnish Embassy during such period with all information concerning Orthodontix that Embassy may reasonably request; and
(b) afford to Embassy and to Embassy's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of Orthodontix, in order to conduct inspections at Embassy's expense to determine that Orthodontix is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of Orthodontix, including any assets to be acquired in connection with the Practice Acquisitions, are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (a) and (b), Embassy shall make arrangements with Orthodontix reasonably in advance and shall use its best efforts to avoid interruption and to minimize interference with the normal business and operations of Orthodontix. Any such investigation or inspection by Embassy shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of Orthodontix contained herein.

     3.2 Conduct of Business. During the period from the date hereof to the Closing Date, Orthodontix shall and shall use reasonable efforts, to the extent such efforts are within Orthodontix's control, to cause the practices to be acquired in connection with the Practice Acquisitions (the "Practices") to be operated in the usual and ordinary course of business and in material compliance with the terms of this Agreement. Without limiting the generality of the foregoing:

          (a) Orthodontix shall and shall use reasonable efforts, to the extent such efforts are within Orthodontix's control, to cause the Practices to use reasonable efforts consistent with past practices to preserve the respective businesses and organizations of Orthodontix and the Practices, respectively, including using reasonable efforts to cause the Practice Acquisitions to close, so as to (i) keep available the services of their present employees and agents; (ii) complete or maintain all of the Orthodontix Contracts (as hereinafter defined) in full force and effect in accordance with their existing terms, materially unimpaired by litigation;
     (iii) maintain the integrity of all confidential information; (iv) maintain in full force and effect the existing insurance policies (or policies providing substantially the same coverage, copies of which shall be made available to Embassy) insuring the business and properties of Orthodontix and the Practices, respectively; and (v) preserve the goodwill of, and business and contractual relationships with, suppliers, customers and others having business relationships with Orthodontix and the Practices respectively; except for such changes which, in the aggregate, would not have a material adverse effect on the business, prospects or financial condition of Orthodontix and the Practices, respectively, taken as a whole; and

          (b) Orthodontix shall not and shall use reasonable efforts, to the extent such efforts are within Orthodontix's control, to cause the Practices not to (i) sell or transfer any of their material assets or property except (A) as set forth in the Orthodontix Disclosure Schedule, or
     (B) in the usual and ordinary course of business; or, (ii) except for cash applied in payment of liabilities or credits given in the usual and ordinary course of business, make any distribution, whether by dividend or otherwise, to any of its shareholders or employees except for (A) compensation to employees in the usual and ordinary course of business; (B) payments on the Orthodontix Indebtedness (as hereinafter defined). Without limiting the generality of the foregoing, Orthodontix shall: (i) comply in all material respects with all laws applicable to it; and (ii) except as provided above or otherwise in this Agreement, not declare any dividend or other distribution, redeem or otherwise acquire any shares of its capital stock or other securities, sell or issue any shares of its capital stock or other securities or agree to do any of the foregoing.

     3.3 Exclusivity to Embassy. Neither Orthodontix nor its respective officers, directors, representatives or agents, as appropriate, from the date hereof until the Closing or the earlier termination of this Agreement, shall solicit any inquiries, proposals or offers to purchase the business of Orthodontix or the shares of capital stock of Orthodontix, from any person other than Embassy. Any person inquiring as to the availability of the business or shares of capital stock of Orthodontix or making an offer therefor shall be told that Orthodontix is bound by the provisions of this Agreement. Orthodontix as well as its officers, directors, representatives or agents further agree to advise Embassy promptly of any such inquiry or offer.

     3.4 Access to Embassy. Embassy shall (a) give to Orthodontix and to Orthodontix's counsel, accountants and other representatives reasonable access, during normal business hours, throughout the period prior to the Closing Date, to all of the books, contracts, commitments and other records of Embassy and shall furnish Orthodontix during such period with all information concerning Embassy that Orthodontix may reasonably request; and (b) afford to Orthodontix and to Orthodontix's representatives, agents, employees and independent contractors reasonable access, during normal business hours, to the properties of Embassy in order to conduct inspections at Orthodontix's expense to determine that Embassy is operating in compliance with all applicable federal, state, local and foreign statutes, rules and regulations, and all material building, fire and zoning laws or regulations and that the assets of Embassy are substantially in the condition and of the capacities represented and warranted in this Agreement; provided, however, that in every instance described in (a) and (b), Orthodontix shall make arrangements with Embassy reasonably in advance and shall use its best efforts to avoid interruption and to minimize interference with the normal business and operations of Embassy. Any such investigation or inspection by Orthodontix shall not be deemed a waiver of, or otherwise limit, the representations, warranties or covenants of Embassy contained herein.

     3.5 Conduct of Business. During the period from the date hereof to the Closing Date, the business of Embassy shall be operated by Embassy in the usual and ordinary course of such business and in material compliance with the terms of this Agreement. Without limiting the generality of the foregoing:

          (a) Embassy shall (i) comply in all material respects with all laws applicable to it; (ii) not declare any dividend or other distribution, redeem or otherwise acquire any shares of its capital stock or other securities, sell or issue any shares of its capital stock or other securities other than with respect to the Embassy Warrants, or agree to do any of the foregoing; (iii) not make any payments to any of its employees other than reimbursement of accountable expenses in the ordinary course of business in accordance with past practices; (iv) not make any payments, loans or other distribution to any officer, director, employee or agent or prepay any obligations due to any of the foregoing; and (v) not expend nor incur any liabilities or indebtedness, direct or indirect, or enter into any agreements or commitments with respect to same, aggregating more than $30,000 during the period between the date hereof and the Closing Date exclusive of (i) costs and expenses relating to the consummation of the transactions contemplated by this Agreement; (ii) any understandings relating to funding the purchase of shares of Embassy Stock offered for redemption to Embassy by its non-affiliated shareholders in the manner contemplated by the Proxy Statement; and (iii) liabilities based on applications for directors' and officers' liability insurance; and

          (b) Embassy shall timely file all reports required to be filed by it with the Securities and Exchange Commission (the "SEC").

     3.6 Exclusivity to Orthodontix. Embassy and its officers, directors, representatives or agents, as appropriate, shall not, from the date hereof until the Closing or the earlier termination of this Agreement, solicit any inquiries, proposals or offers to purchase the business of Embassy or the shares of capital stock of Embassy from any person other than Orthodontix. Any person inquiring as to the availability of the business or shares of capital stock of Embassy or making an offer therefor shall be told that Embassy is bound by the provisions of this Agreement. Each of Embassy and its officers, directors, representatives or agents further agree to advise Orthodontix promptly of any such inquiry or offer.

     3.7 Stockholder Approval. (a) As promptly as reasonably practicable following the date of this Agreement, Embassy shall take all action reasonably necessary in accordance with the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the laws of the State of Florida and its Articles of Incorporation and Bylaws to call, give notice of and convene a meeting (the "Meeting") of its shareholders to consider and vote upon the approval and adoption of (i) the Merger; (ii) the amendment to Embassy's Articles of Incorporation effectuating the Name Change and the authorization to issue the Preferred Stock; (iii) the 1997 Embassy Acquisition Corp. Stock Option Plan (the "Stock Option Plan"); and (iv) such other matters as shall properly come before the Meeting in connection with this Agreement. The approval and adoption of this Agreement and the Merger by the Board of Directors and the shareholders of Orthodontix in accordance with the laws of the State of Florida, Articles of Incorporation and Bylaws and the receipt of the approvals and consents referred to in Section 7.9 is a condition precedent to the undertaking and obligation of Embassy to mail its definitive Proxy Statement (as hereinafter defined) subject to, among other things, approval by the shareholders of Embassy to its shareholders and to hold the Meeting. The Board of Directors of Embassy shall unanimously recommend that Embassy's shareholders vote to approve and adopt the Merger, this Agreement and any other matters to be submitted to Embassy's shareholders in connection therewith. Embassy shall, subject as aforesaid, use its best efforts to solicit and secure from shareholders of Embassy such approval and adoption.

     (b) Certain shareholders of Embassy, as evidenced by their signature on the signature page of this Agreement, agree that if a majority of the non-affiliated shareholders of Embassy approve and adopt the Merger and this Agreement, they will each vote all of their respective shares of Embassy Stock for the approval and adoption of the Merger and this Agreement.

     (c) As promptly as reasonably practicable following the date of this Agreement, Embassy shall prepare and file with the SEC under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated by the SEC thereunder: a registration statement on Form S-4 (or other form of registration statement as agreed by the parties) covering (i) all shares of Embassy Stock issuable as a consequence of the Merger, including the shares issuable in connection with the Practice Acquisitions (the "Initial Registration Statement"). Prior to such filing, Orthodontix shall supply to Embassy, for inclusion in the Initial Registration Statement, the Financial Statements (as hereinafter defined). Concurrent with the filing of the Initial Registration Statement, Embassy shall also prepare and file with the SEC under the Securities Act and the rules and regulations promulgated by the SEC thereunder, a preliminary proxy statement (the "Proxy Statement"; the Proxy Statement and the Initial Registration Statement are collectively referred to as the "Registration Statement") pertaining to the Merger. Orthodontix shall cooperate fully with Embassy in the preparation and filing of the Registration Statement and any amendments and supplements thereto, including, without limitation, the furnishing to Embassy of such information regarding Orthodontix as shall be required by each of the Securities Act and the Exchange Act and the respective rules and regulations promulgated by the SEC thereunder. The Registration Statement shall not be filed, and no amendment or supplement thereto shall be made by Embassy, without prior consultation with and the consent of Orthodontix, which consent shall not be unreasonably withheld or delayed. As promptly as reasonably practicable following the date of this Agreement, Embassy shall cause to be mailed a definitive Proxy Statement to its shareholders entitled to vote at the Meeting promptly following completion of any review by, or in the absence of such review, the termination of any applicable waiting period of, the SEC and the SEC's declaration of effectiveness of the Registration Statement under the Securities Act.

     (d) As promptly as practicable but in no event later than the Effective Date, Embassy shall prepare and file with the NASDAQ Small Cap Market ("Nasdaq"), an application to have the Embassy Stock listed for trading on Nasdaq.

     (e) As promptly as practicable, Embassy shall prepare and file with the SEC under the Securities Act and the rules and regulations promulgated by the SEC thereunder, a Registration Statement on Form S-8 covering the Embassy Stock issuable upon the exercise of certain stock options to be granted under the Stock Option Plan (the "S-8 Registration Statement").

     3.8 Formation and Acts of Acquisition. No later than the date of the Meeting, Embassy shall cause Acquisition to be incorporated under the laws of Florida. Prior to the Closing Date, Embassy shall cause Acquisition to engage in no activity other than activity in anticipation of the Merger. At the Closing, following satisfaction of the conditions precedent set forth in this Agreement, Embassy shall cause Acquisition to execute Articles of Merger referred to in
Section 2.1.

               IV.  REPRESENTATIONS AND WARRANTIES OF ORTHODONTIX

     Orthodontix represents and warrants to Embassy as follows, with the knowledge and understanding that Embassy is relying materially upon such representations and warranties:

     4.1 Organization and Standing. Orthodontix is a corporation duly organized, validly existing and in good standing under the laws of the state of Florida. Orthodontix has all requisite corporate power to carry on its business as it is now being conducted and is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary under applicable law, except where the failure to qualify (individually or in the aggregate) does not have any material adverse effect on the assets, business or financial condition of Orthodontix, and all states in which each is qualified to do business as of the date hereof, are listed in the Orthodontix Disclosure Schedule. The copies of the Articles of Incorporation and Bylaws of Orthodontix, as amended to date, delivered to Embassy, are true and complete copies of these documents as now in effect. Except as otherwise set forth in the Orthodontix Disclosure Schedule, Orthodontix does not own any interest in any other corporation, business trust or similar entity. The minute book of Orthodontix contains accurate records of all meetings of its respective Board of Directors and shareholders since its incorporation.

     4.2 Capitalization. The authorized capital stock of Orthodontix, the number of shares of capital stock which are issued and outstanding and par value thereof are as set forth in the Orthodontix Disclosure Schedule. All of such shares of capital stock are duly authorized, validly issued and outstanding, fully paid and nonassessable, and were not issued in violation of the preemptive rights of any person. There are no subscriptions, options, warrants, rights or calls or other commitments or agreements to which Orthodontix is a party or by which it is bound, calling for any issuance, transfer, sale or other disposition of any class of securities of Orthodontix. There are no outstanding securities convertible or exchangeable, actually or contingently, into shares of common stock or any other securities of Orthodontix. Orthodontix has no subsidiaries.

     4.3 Authority. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Orthodontix in accordance therewith (and assuming due execution and delivery by the other parties hereto), the valid and binding obligation of Orthodontix, enforceable in accordance with their respective terms, subject to general principles of equity and bankruptcy or other laws relating to or affecting the rights of creditors generally.

     4.4 Properties. Except as set forth on the Orthodontix Disclosure Schedule, Orthodontix has good title to all of the assets and properties which it purports to own as reflected on the balance sheet included in the Financial Statements (as hereinafter defined), or thereafter acquired. Orthodontix has a valid leasehold interest in all material property of which it is the lessee and each such lease is valid, binding and enforceable against Orthodontix, as the case may be, and, to the knowledge of Orthodontix, the other parties thereto in accordance with its terms. Neither Orthodontix nor the other parties thereto are in material default in the performance of any material provisions thereunder. Neither the whole nor any material portion of the assets of Orthodontix is subject to any governmental decree or order to be sold or is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the knowledge of Orthodontix, any such condemnation, expropriation or taking been proposed. None of the assets of Orthodontix is subject to any restriction which would prevent continuation of the use currently made thereof or materially adversely affect the value thereof.

     4.5 Contracts Listed; No Default. All contracts, agreements, licenses, leases, easements, permits, rights of way, commitments, and understandings, written or oral, connected with or relating in any respect to present or proposed future operations of Orthodontix (except employment or other agreements terminable at will and other agreements which, in the aggregate, are not material to the business, properties or prospects of Orthodontix and except governmental licenses, permits, authorizations, approvals and other matters referred to in Section 4.17), which would be required to be listed as exhibits to a Registration Statement on Form S-4 or an Annual Report on Form 10-K if Orthodontix were subject to the reporting requirements of the Exchange Act (individually, the "Orthodontix Contract" and collectively, the "Orthodontix Contracts"), are listed and described in the Orthodontix Disclosure Schedule. Orthodontix is the holder of, or party to, all of the Orthodontix Contracts. To the knowledge of Orthodontix, the Orthodontix Contracts are valid, binding and enforceable by the signatory thereto against the other parties thereto in accordance with their terms. Neither Orthodontix nor any signatory thereto is in default or breach of any material provision of the Orthodontix Contracts. Orthodontix's operation of its business has been, is, and will, between the date hereof and the Closing Date, continue to be, consistent with the material terms and conditions of the Orthodontix Contracts. Attached hereto as Schedule 4.5 is a list of those Orthodontix Contracts regarding the Practice Acquisitions which contain termination dates earlier than the Termination Date (as defined in Section 10.1 of this Agreement).

     4.6 Litigation. Except as disclosed in the Orthodontix Disclosure Schedule, there is no claim, action, proceeding or investigation pending or, to the knowledge of Orthodontix, threatened against or affecting Orthodontix before or by any court, arbitrator or governmental agency or authority which, in the reasonable judgment of Orthodontix, could have any materially adverse effect on Orthodontix. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Orthodontix.

     4.7 Taxes. For purposes of this Agreement, (A) "Tax" (and, with correlative meaning, "Taxes") shall mean any federal, state, local or foreign income, alternative or add-on minimum, business, employment, franchise, occupancy, payroll, property, sales, transfer, use, value added, withholding or other tax, levy, impost, fee, imposition, assessment or similar charge, together with any related addition to tax, interest, penalty or fine thereon; and (B) "Returns" shall mean all returns (including, without limitation, information returns and other material information), reports and forms relating to Taxes or to any benefit plans.

     Orthodontix has duly filed all Returns required by any law or regulation to be filed by it, except for extensions duly obtained. All such Returns were, when filed, and to the knowledge of Orthodontix are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations in all material respects. Orthodontix has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date, and the assessment of any material amount of additional Taxes in excess of those paid and reported is not reasonably expected.

     Orthodontix is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted against Orthodontix that has not been paid. There are no Tax liens upon the assets (other than the lien of property taxes not yet due and payable) of Orthodontix. There is no valid basis, to the knowledge of Orthodontix, except as set forth in the Orthodontix Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Orthodontix by any governmental authority.

     4.8 Compliance with Laws and Regulations. To its knowledge, Orthodontix is in compliance, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state and local) applicable to it in all jurisdictions where the business of Orthodontix is currently conducted or to which Orthodontix is currently subject which has a material impact on Orthodontix, including, without limitation, all applicable civil rights and equal opportunity employment laws and regulations, and all state and federal antitrust and fair trade practice laws and the Federal Occupational Health and Safety Act. Orthodontix knows of no assertion by any party that Orthodontix is in violation of any such laws, rules, regulations, orders, restrictions or requirements with respect to its current operations, and no notice in that regard has been received by Orthodontix. To the knowledge of Orthodontix, there is not presently pending any proceeding, hearing or investigation with respect to the adoption of amendments or modifications to existing laws, rules, regulations, orders, restrictions or requirements which, if adopted, would materially adversely affect the current operations of Orthodontix.

     4.9 Compliance with Laws. (a) To its knowledge, the business, operations, property and assets of Orthodontix and the Practices (and, to the knowledge of Orthodontix, the business of any sub-tenant or licensee which is occupying or has occupied any space on any premises of Orthodontix and the activities of which could result in any material adverse liability to Orthodontix) (i) conform with and are in compliance in all material respects with all, and are not in material violation of any applicable federal, state and local laws, rules and regulations, including, but not limited to, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (including the 1986 Amendments thereto and the Superfund Amendments and Reauthorization Act) ("CERCLA"), and the Resource Conservation and Recovery Act ("RCRA"), as well as any other laws, rules or regulations relating to tax, product liability, controlled substances, product registration, environmental protection, hazardous or toxic waste, employment, or occupational safety matters; and (ii) have been conducted and operated in a manner such that, to Orthodontix's knowledge, Orthodontix has foreseeable potential liabilities for environmental clean-up under CERCLA, RCRA or under any other law, rule, regulation or common or civil law doctrine.

     (b) To its knowledge, no predecessor-in-title to any real property now or previously owned or operated by Orthodontix, nor any predecessor operator thereof conducted its business or operated such property in violation of CERCLA and RCRA or any other applicable federal, state and local laws, rules and regulations relating to environmental protection or hazardous or toxic waste matters.

     (c) Except as disclosed in the Orthodontix Disclosure Schedule, no suit, action, claim, proceeding, nor investigation, review or inquiry by any court or federal, state, county, municipal or local governmental department, commission, board, bureau, agency or instrumentality, including, without limitation, any state or local health department (all of the foregoing collectively referred to as "Governmental Entity") concerning any such possible violations by Orthodontix is pending or, to the knowledge of Orthodontix, threatened, including, but not limited to, matters relating to diagnostic tests and products and product liability, environmental protection, hazardous or toxic waste, controlled substances, employment, occupational safety or tax matters. Orthodontix does not know of any reasonable basis or ground for any such suit, claim, investigation, inquiry or proceeding. For purposes of this
Section 4.9, the term "inquiry" includes, without limitation, all pending regulatory issues (whether before federal, state, local or inter-governmental regulatory authorities) concerning any regulated product, including, without limitation, any diagnostic drugs and products.

     4.10 Reserved.

     4.11 Condition of Assets. The equipment, fixtures and other personal property of Orthodontix, including the assets to be acquired in connection with the Practice Acquisitions, taken as a whole, is in good operating condition and repair (ordinary wear and tear excepted) for the conduct of the business of Orthodontix as is contemplated to be conducted.

     4.12 No Breaches. To its knowledge, the making and performance of this Agreement and the other agreements contemplated hereby by Orthodontix will not
(i) conflict with or violate the Articles of Incorporation or the Bylaws of Orthodontix; (ii) violate any material laws, ordinances, rules or regulations, or any order, writ, injunction or decree to which Orthodontix is a party or by which Orthodontix or any of its respective assets, businesses, or operations may be bound or affected; or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any asset of Orthodontix under, or create any rights of termination, cancellation or acceleration in any person under, any Orthodontix Contract.

     4.13 Employees. Except as set forth in the Orthodontix Disclosure Schedule, none of the employees of Orthodontix is represented by any labor union or collective bargaining unit and, to the knowledge of Orthodontix, no discussions are taking place with respect to such representation.

     4.14 Financial Statements. To its knowledge, the Orthodontix Disclosure Schedule contains, as to Orthodontix, an unaudited balance sheet as of December 31, 1996 and related statements of operations, statements of cash flows and statements of shareholders' equity of Orthodontix for the one-year period ended December 31, 1996 and an unaudited balance sheet as of September 30, 1997 and related statements of operations, statements of cash flows and statement of shareholders' equity for the nine-month period ended September 30, 1997 (collectively, the "Financial Statements"). The Financial Statements present fairly, in all respects, the consolidated financial position and results of operations of Orthodontix as of the dates and periods indicated, prepared in accordance with generally accepted accounting principles consistently applied ("GAAP"). The Financial Statements, when submitted to Embassy for inclusion in the Registration Statement, will have been prepared in accordance with Regulation S-X of the SEC and, in particular, Rules 1-02 and 3-05 promulgated thereunder. Without limiting the generality of the foregoing, (i) there is no basis for any assertion against Orthodontix as of the date of the Financial Statements of any debt, liability or obligation of any nature not fully reflected or reserved against in the Financial Statements; and (ii) there are no assets of Orthodontix as of the date of the Financial Statements, the value of which is overstated in the Financial Statements. Except as disclosed in the Financial Statements, Orthodontix has no known contingent liabilities (including liabilities for Taxes), forward or long-term commitments or unrealized or anticipated losses from unfavorable commitments other than in the ordinary course of business. Orthodontix is not a party to any contract or agreement for the forward purchase or sale of any foreign currency that is material to Orthodontix taken as a whole.

     4.15 Absence of Certain Changes or Events. Except as set forth in the Orthodontix Disclosure Schedule, since December 31, 1996, there has not been:

          (a) any material adverse change in the financial condition, properties, assets, liabilities or business of Orthodontix;

          (b) any material damage, destruction or loss of any material properties of Orthodontix, whether or not covered by insurance;

          (c) any material change in the manner in which the business of Orthodontix has been conducted;

          (d) any material change in the treatment and protection of trade secrets or other confidential information of Orthodontix;

          (e) any material change in the business or contractual relationship of Orthodontix with any customer or supplier which might reasonably be expected to materially and adversely affect the business or prospects of Orthodontix;

          (f) any agreement by Orthodontix, whether written or oral, to do any of the foregoing; and

          (g) any occurrence not included in paragraphs (a) through (f) of this
     Section 4.16 which has resulted, or which Orthodontix has reason to believe, in its reasonable judgment, might be expected to result, in a material adverse change in the business or prospects of Orthodontix.

     4.16 Governmental Licenses, Permits, Etc. To its knowledge, Orthodontix and the Practices each have all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted ("Licenses and Permits"). The Orthodontix Disclosure Schedule includes a list of all Licenses and Permits. All Licenses and Permits are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

     4.17 Employee Agreements. (a) For purposes of this Agreement, the following definitions apply:

          (1) "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any regulations promulgated thereunder.

          (2) "Multi-employer Plan" means a plan, as defined in ERISA Section 3(37), to which Orthodontix contributes or is required to contribute.

          (3) "Employee Plan" means any pension, retirement, profit sharing, deferred compensation, vacation, bonus, incentive, medical, vision, dental, disability, life insurance or any other employee benefit plan as defined in
     Section 3(3) of ERISA other than a Multi-employer Plan to which Orthodontix contributes, sponsors, maintains or otherwise is bound to with regard to any benefits on behalf of the employees of Orthodontix.

          (4) "Employee Pension Plan" means any Employee Plan for the provision of retirement income to employees or which results in the deferral of income by employees extending to the termination of covered employment or beyond as defined in Section 3(2) of ERISA.

          (5) "Employee Welfare Plan" means any Employee Plan other than an Employee Pension Plan.

          (6) "Compensation Arrangement" means any plan or compensation arrangement other than an Employee Plan, whether written or unwritten, which provides to employees of Orthodontix, former employees, officers, directors or shareholders of Orthodontix any compensation or other benefits, whether deferred or not, in excess of base salary or wages, including, but not limited to, any bonus or incentive plan, stock rights plan, deferred compensation arrangement, life insurance, stock purchase plan, severance pay plan and any other employee fringe benefit plan.

     (b) The Orthodontix Disclosure Schedule hereto lists, all (1) employment agreements and collective bargaining agreements to which Orthodontix is a party;
(2) Compensation Arrangements of Orthodontix; (3) Employee Welfare Plans; (4) Employee Pension Plans; and (5) consulting agreements under which Orthodontix has or may have any monetary obligations to employees or consultants of Orthodontix or their beneficiaries or legal representatives or under which any such persons may have any rights. Orthodontix has previously made available to Embassy true and complete copies of all of the foregoing employment contracts, collective bargaining agreements, Employee Plans and Compensation Arrangements, including descriptions of any unwritten contracts, agreements, Compensation Arrangements or Employee Plans, as amended to date. In addition, with respect to any Employee Plan which continues after the Closing Date, Orthodontix has previously delivered or made available to Embassy (1) any related trust agreements, master trust agreements, annuity contracts or insurance contracts;
(2) certified copies of all Board of Directors' resolutions adopting such plans and trust documents and amendments thereto; (3) current investment management agreements; (4) custodial agreements; (5) fiduciary liability insurance policies; (6) indemnification agreements; (7) the most recent determination letter (and underlying application thereof and correspondence and supplemental material related thereto) issued by the Internal Revenue Service with respect to the qualification of each Employee Plan under the provisions of Section 401(a) of the Code; (8) copies of all "advisory opinion letters," "private letter rulings," "no action letters," and any similar correspondence (and the underlying applications therefor and correspondence and supplemental material related thereto) that was issued by any governmental or quasigovernmental agency with respect to the last plan year; (9) Annual Reports (Form 5500 Series) and Schedules A and B thereto for the last plan year; (10) all actuarial reports prepared for the last plan year; (11) all certified Financial Statements for the last plan year; and (12) all current Summary Plan Descriptions, Summaries of Material Modifications and Summary Annual Reports. All documents delivered by Orthodontix to Embassy as photocopies faithfully reproduce the originals thereof, such originals are authentic and were, to the extent execution was required, duly executed.

     (c) Except as otherwise disclosed in the Orthodontix Disclosure Schedule:

          (1) It is not a party to and has, in effect or to become effective after the date of this Agreement, any bonus, cash or deferred compensation, severance, medical, health or hospitalization, pension, profit sharing or thrift, retirement, stock option, employee stock ownership, life or group insurance, death benefit, welfare, incentive, vacation, sick leave, cafeteria, so-called "golden parachute" payment, disability or trust agreement or arrangement.

     4.18 Brokers. Orthodontix has not made any agreement or taken any action with any person or taken any action which would cause any person to be entitled to any agent's, broker's or finder's fee or commission in connection with the transactions contemplated by this Agreement.

     4.19 Business Locations. Orthodontix does not nor shall it in connection with the Practice Acquisitions own or lease any real or personal property in any state except as set forth on the Orthodontix Disclosure Schedule. Orthodontix does not have a place of business (including, without limitation, Orthodontic's executive offices or place where Orthodontic's books and records are kept) except as otherwise set forth on the Orthodontix Disclosure Schedule.

     4.20 Intellectual Property. The Orthodontix Disclosure Schedule lists all of the Intellectual Property (as hereinafter defined) used by Orthodontix which constitutes a material patent, trade name, trademark, service mark or application for any of the foregoing. "Intellectual Property" means all of Orthodontix's right, title and interest in and to all patents, trade names, assumed names, trademarks, service marks, and proprietary names, copyrights (including any registration and pending applications for any such registration for any of them), together with all the goodwill relating thereto and all other intellectual property of Orthodontix. Other than as disclosed in the Orthodontix Disclosure Schedule, Orthodontix does not have any licenses granted by or to it or other agreements to which it is a party, relating in whole or in part to any Intellectual Property, whether owned by Orthodontix or otherwise. All of the patents, trademark registrations and copyrights listed in the Orthodontix Disclosure Schedule that are owned by Orthodontix are valid and in full force and effect. To the knowledge of Orthodontix, it is not infringing upon, or otherwise violating, the rights of any third party with respect to any Intellectual Property. No proceedings have been instituted against or claims received by Orthodontix, nor to its knowledge are any proceedings threatened alleging any such violation, nor does Orthodontix know of any valid basis for any such proceeding or claim. To the knowledge of Orthodontix, there is no infringement or other adverse claims against any of the Intellectual Property owned or used by Orthodontix. To the knowledge of Orthodontix, its use of software does not violate or otherwise infringe the rights of any third party.

     4.21 Warranties. The Orthodontix Disclosure Schedule sets forth a true and complete list of the forms of all express warranties and guaranties made by Orthodontix to third parties with respect to any services rendered by Orthodontix.

     4.22 Suppliers. Except as set forth in the Orthodontix Disclosure Schedule, Orthodontix knows and has no reason to believe that, either as a result of the transactions contemplated hereby or for any other reason (exclusive of expiration of a contract upon the passage of time), any present material supplier of Orthodontix or the Practices will not continue to conduct business with Orthodontix or the Practices, as the case may be as applicable, after the Closing Date in substantially the same manner as it has conducted business prior thereto.

     4.23 Accounts Receivable. The accounts receivable reflected on the balance sheets included in the Financial Statements, or thereafter acquired by Orthodontix, consists, in the aggregate in all material respects, of items which are collectible in the ordinary and usual course of business.

     4.24 Governmental Approvals. To its knowledge, other than as set forth herein, no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Orthodontix with, any governmental authority, federal, state or local, is required in connection with Orthodontix's execution, delivery and performance of this Agreement.

     4.25 No Omissions or Untrue Statements. None of the information relating to Orthodontix supplied or to be supplied in writing by it specifically for inclusion in the Registration Statement, at the respective times that the Registration Statement becomes effective (or any registration statement included therein), the Proxy Statement is first mailed to Embassy's shareholders and the meeting of Embassy's shareholders takes place, as the case may be, contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Embassy shall give notice to Orthodontix in advance of the dates of such effectiveness, mailing and meeting sufficient to permit Orthodontix to fulfill its obligations under the second sentence of this Section.

     4.26 Orthodontix Disclosure Schedule Complete. Orthodontix shall promptly supplement the Orthodontix Disclosure Schedule if events occur prior to the Closing Date that would have been required to be disclosed had they existed at the time of executing this Agreement. The Orthodontix Disclosure Schedule, as supplemented prior to the Closing Date, will contain a true, correct and complete list and description of all items required to be set forth therein. The Orthodontix Disclosure Schedule, as supplemented prior to the Closing Date, is expressly incorporated herein by reference. Notwithstanding the foregoing, any such supplement to the Orthodontix Disclosure Schedule following the date hereof shall not in any way affect Embassy's right not to consummate the transactions contemplated hereby as set forth in Section 8.2 hereof.

                 V.  REPRESENTATIONS AND WARRANTIES OF EMBASSY

     Embassy represents and warrants to Orthodontix as follows, with the knowledge and understanding that Orthodontix is relying materially on such representations and warranties:

     5.1 Organization and Standing of Embassy. Embassy is a corporation duly organized, validly existing and in good standing under the laws of the State of Florida, and has the corporate power to carry on its business as now conducted and to own its assets and it not required to qualify to transact business as a foreign corporation in any state or other jurisdiction. The copies of the Articles of Incorporation and Bylaws of Embassy, delivered to Orthodontix, are true and complete copies of those documents as now in effect. Embassy does not own any capital stock in any other corporation, business trust or similar entity, and is not engaged in a partnership, joint venture or similar arrangement with any person or entity. The minute books of Embassy contain accurate records of all meetings of its incorporator, shareholders and Board of Directors since its date of incorporation.

     5.2 Acquisition. Acquisition when formed by Embassy for the purposes hereinabove set forth, will be a corporation duly organized, validly existing and in good standing under the laws of Florida, respectively, and will have the corporate power to carry on its business as herein contemplated and to own its assets. True and correct copies of the Articles of Incorporation and Bylaws of Acquisition will be delivered to Orthodontix prior to the Closing. The authorized capital stock of Acquisition will consist of 1,000 shares of Common Stock, par value $.0001 per share of which 100 shares of Acquisition will be issued and outstanding on the Closing Date and owned of record and beneficially by Embassy. Other than as stated in this section, on the Closing Date there will be no outstanding securities convertible or exchangeable, actually or contingently, into shares of Common Stock or other stock of Acquisition. Prior to the Merger Acquisition will not engage in any business other than to serve as a vehicle to implement the Merger, and will have no assets, operations or liabilities of any kind.

     5.3 Embassy's Authority. Embassy's Board of Directors has approved and adopted this Agreement and the Merger and has resolved to recommend approval and adoption of this Agreement and the Merger by Embassy's shareholders. This Agreement constitutes, and all other agreements contemplated hereby will constitute, when executed and delivered by Embassy in accordance herewith (and assuming due execution and delivery by the other parties hereto), the valid and binding obligations of Embassy, enforceable in accordance with their respective terms, subject to general principles of equity and bankruptcy or other laws relating to or affecting the rights of creditors generally.

     5.4 No Breaches. To its knowledge, the making and performance of this Agreement (including, without limitation, the issuance of the Embassy Stock) by Embassy will not (i) conflict with the Articles of Incorporation or the Bylaws of Embassy; (ii) violate any order, writ, injunction, or decree applicable to Embassy; or (iii) result in any breach or termination of, or constitute a default under, or constitute an event which, with notice or lapse of time, or both, would become a default under, or result in the creation of any encumbrance upon any asset of Embassy under, or create any rights of termination, cancellation or acceleration in any person under, any agreement, arrangement or commitment, or violate any provisions of any laws, ordinances, rules or regulations or any order, writ, injunction or decree to which Embassy is a party or by which Embassy or any of its assets may be bound.

     5.5 Capitalization. The Embassy Stock consists of 100,000,000 shares of common stock, par value $.0001 per share, of which 2,540,000 shares are issued and outstanding; and Embassy Warrants to purchase 120,000 shares of Embassy Stock for a period of five years at any time and from time to time commencing April 2, 1996 at a purchase price of $7.80 per share. All of the outstanding Embassy Stock is duly authorized, validly issued, fully paid and nonassessable, and was not issued in violation of the preemptive rights of any person. The Embassy Stock to be issued upon effectiveness of the Merger, when issued in accordance with the terms of this Agreement, as well as the Embassy Stock to be issued upon the exercise of Embassy's outstanding Embassy Warrants, when issued in accordance with the terms of the agreements governing each issuance, shall be duly authorized, validly issued, fully paid and nonassessable. Other than as stated in this Section 5.5, there are no outstanding subscriptions, options, warrants, calls or rights of any kind issued or granted by, or binding upon, Embassy, to purchase or otherwise acquire any shares of capital stock of Embassy, or other equity securities or equity interests of Embassy or any debt securities of Embassy. There are no outstanding securities convertible or exchangeable, actually or contingently, into shares of Embassy Stock or other stock of Embassy, and as to the Embassy Warrants, there are no additional shares of Embassy Stock issuable upon exercise thereof as a result of Embassy's issuance of its shares delivered in connection with the Merger. Notwithstanding the foregoing, the parties acknowledge that the Options granted hereunder contain certain anti-dilution provisions.

     5.6 Business. Embassy, since its formation, has engaged in no business other than to seek to serve as a vehicle for the acquisition of an operating business, and, except for this Agreement, is not a party to any contract or agreement for the acquisition of an operating business.

     5.7 Governmental Approval; Consents. To its knowledge, except for the reports required to be filed in the future by Embassy, as a reporting company, under the Exchange Act, and under the Securities Act with respect to the shares of Embassy Stock issuable upon exercise of the Embassy Warrants, the filing of the Registration Statement under the Securities Act, the Proxy Statement under the Exchange Act for the purpose of seeking stockholder approval of the Merger referred to in Section 2.1 and the issuance of the Embassy Stock pursuant to the Merger and the filing of the S-4 Registration Statement (or other form of registration statement as agreed by the parties), no authorization, license, permit, franchise, approval, order or consent of, and no registration, declaration or filing by Embassy with, any governmental authority, federal, state or local, is required in connection with Embassy's execution, delivery and performance of this Agreement. No consents of any other parties are required to be received by or on the part of Embassy to enable Embassy to enter into and carry out this Agreement.

     5.8 Financial Statements. To its knowledge, the financial statements of Embassy included in Embassy's SEC Reports, as hereinafter defined (collectively, the "Embassy Financial Statements") present fairly, in all material respects, the financial position of Embassy as of the respective dates and the results of its operations for the periods covered in accordance with GAAP. Without limiting the generality of the foregoing, (i) except as set forth in the Embassy Disclosure Schedule, there is no basis for any assertion against Embassy as of the date of said balance sheets of any material debt, liability or obligation of any nature not fully reflected or reserved against in such balance sheets or in the notes thereto; and (ii) there are no assets of Embassy, the value of which (in the reasonable judgment of Embassy) is materially overstated in said balance sheets. Except as disclosed therein, Embassy has no known material contingent liabilities (including liabilities for taxes), unusual forward or long-term commitments or unrealized or anticipated losses from unfavorable commitments. Embassy is not a party to any contract or agreement for the forward purchase or sale of any foreign currency.

     5.9 Adverse Developments. Except as expressly provided or set forth in, or required by, this Agreement, or as set forth in the Embassy Financial Statements, since December 31, 1995, there have been no materially adverse changes in the assets, liabilities, properties, operations or financial condition of Embassy, and no event has occurred other than in the ordinary and usual course of business or as set forth in Embassy's SEC Reports or in the Embassy Financial Statements which could be reasonably expected to have a materially adverse effect upon Embassy, and Embassy does not know of any development or threatened development of a nature that will, or which could be reasonably expected to, have a materially adverse effect upon Embassy's operations or future prospects.

     5.10 Embassy's U.S. Securities and Exchange Commission Reports. The Embassy Stock was registered under Section 12 of the Exchange Act on Form 8-A. Since its inception, Embassy and each of its officers and directors has filed all reports, registrations and other documents, together with any amendments thereto, required to be filed under the Securities Act and the Exchange Act, including, but not limited to, proxy statements and reports on Form 10-KSB, Form 10-QSB and Form 8-K, and Embassy and each of its officers and directors will file all such reports, registrations and other documents required to be filed by it from the date of this Agreement to the Closing Date (all such reports, registrations and documents, including registrations and documents voluntarily filed or to be filed with the SEC, with the exception of the Registration Statement and the Proxy Statement, are collectively referred to as "Embassy's SEC Reports"). As of their respective dates, Embassy's SEC Reports complied or will comply in all material respects with all rules and regulations promulgated by the SEC and did not or will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. As part of the Embassy Disclosure Schedule, Embassy has provided to Orthodontix a true and complete copy of all of Embassy's SEC Reports filed on or prior to the date hereof, and will promptly provide to Orthodontix a true and complete copy of any such reports filed after the date hereof and on or prior to the Closing Date.

     5.11 Contracts Listed; No Default. All material contracts, agreements, licenses, leases, easements, permits, rights of way, commitments, and understandings, written or oral, connected with or relating in any respect to the present operations of Embassy are, with the exception of this Agreement, described in Embassy's SEC Reports. All of such contracts, agreements, leases, commitments and understandings, written or oral, and any other contract, agreement, lease, commitment or understanding, written or oral, binding upon Embassy, are listed in the Embassy Disclosure Schedule (the "Embassy Contracts"). To the knowledge of Embassy, the Embassy Contracts are valid, binding and enforceable by Embassy against the other parties thereto in accordance with their terms. Neither Embassy nor, to the knowledge of Embassy, any of the other parties thereto is in default or breach of any material provision of the Embassy Contracts. Embassy has furnished Orthodontix with a true and complete copy of each Embassy Contract, as amended.

     5.12 Taxes. Embassy has duly filed all Returns required by any law or regulation to be filed by it except for extensions duly obtained. All such Returns were, when filed, and to the best of Embassy's knowledge are, accurate and complete in all material respects and were prepared in conformity with applicable laws and regulations. Embassy has paid or will pay in full or has adequately reserved against all Taxes otherwise assessed against it through the Closing Date, and the assessment of any material amount of additional Taxes in excess of those paid and reported is not reasonably expected.

     Embassy is not a party to any pending action or proceeding by any governmental authority for the assessment of any Tax, and no claim for assessment or collection of any Tax has been asserted against Embassy that has not been paid. There are no Tax liens upon the assets of Embassy (other than the lien of personal property taxes not yet due and payable). There is no valid basis, to the best of Embassy's knowledge, except as set forth in the Embassy Disclosure Schedule, for any assessment, deficiency, notice, 30-day letter or similar intention to assess any Tax to be issued to Embassy by any governmental authority.

     5.13 Litigation. Except as disclosed in the Embassy Disclosure Schedule, there is no claim, action, proceeding or investigation pending or, to Embassy's knowledge, threatened against or affecting Embassy before or by any court, arbitrator or governmental agency or authority which, in the reasonable judgment of Embassy, could have a materially adverse effect on Embassy. There are no decrees, injunctions or orders of any court, governmental department, agency or arbitration outstanding against Embassy.

     5.14 Compliance with Laws and Regulations. To its knowledge, Embassy is in compliance, in all material respects, with all laws, rules, regulations, orders and requirements (federal, state and local) applicable to it in all jurisdictions in which the business of Embassy is currently conducted or to which Embassy is currently subject, which may have a material impact on Embassy, including, without limitation, all applicable civil rights and equal opportunity employment laws and regulations, all state and federal antitrust and fair trade practice laws and the Federal Occupational Health and Safety Act. Embassy does not know of any assertion by any party that Embassy is in violation of any such laws, rules, regulations, orders, restrictions or requirements with respect to its current operations, and no notice in that regard has been received by Embassy. To Embassy's knowledge, there is not presently pending any proceeding, hearing or investigation with respect to the adoption of amendments or modifications of existing laws, rules, regulations, orders, restrictions or requirements which, if adopted, would materially adversely affect the current operations of Embassy.

     5.15 Compliance with Laws. (a) To its knowledge, the business operations, property and assets of Embassy (and to the knowledge of Embassy, the business of any sub-tenant or license which is occupying or has occupied any space on any premises of Embassy and the activities of which could result in any material adverse liability to Embassy) (i) conform with and are in compliance in all material respects with all, and are not in material violation of any applicable federal, state and local laws, rules and regulations, including, but not limited to, CERCLA and RCRA, as well as any other laws, rules or regulations relating to tax, product liability, controlled substances, product registration, environmental protection, hazardous or toxic waste, employment, or occupational safety matters; and (ii) have been conducted and operated in a manner such that, to Embassy's knowledge, Embassy has no foreseeable potential liabilities for environmental clean-up under CERCLA, RCRA or under any law, rule, regulation or common or civil law doctrine.

     (b) To its knowledge, no predecessor-in-title to any real property now or previously owned or operated by Embassy, nor any predecessor operator thereof conducted its business or operated such property in violation of CERCLA and RCRA or any other applicable, federal, state and local laws, rules and regulations relating to environmental protection or hazardous or toxic waste matters.

     (c) Except as disclosed in the Embassy Disclosure Schedule, no suit, action, claim, proceeding nor investigation review or inquiry by any Government Entity (as defined in Section 4.9) concerning any such possible violations by Embassy is pending or, to Embassy's knowledge, threatened, including, but not limited to, matters relating to diagnostic tests and products and product liability, environmental protection, hazardous or toxic waste, controlled substances, employment, occupational safety or tax matters. Embassy does not know of any reasonable basis or ground for any such suit, claim, investigation, inquiry or proceeding.

     5.16 Governmental Licenses, Permits, Etc. To its knowledge, Embassy has all governmental licenses, permits, authorizations and approvals necessary for the conduct of its business as currently conducted. All such licenses, permits, authorizations and approvals are in full force and effect, and no proceedings for the suspension or cancellation of any thereof is pending or threatened.

     5.17 Brokers. Embassy has not made any agreement or taken any action with any person or taken any action which would cause any person to be entitled to any agent's, broker's or finder's fee or commission in connection with the transactions contemplated by this Agreement.

     5.18 Employee Plans. Except as listed in Embassy's SEC Reports, Embassy has no employees, consultants or agents, and Embassy has no Employee Plans or Compensation Arrangements.

     5.19 Registration Statement and Proxy Statement. To its knowledge, the Registration Statement and the Proxy Statement will comply with, and will be distributed in accordance with, as applicable, the BCA, the Securities Act and the Exchange Act and all rules and regulations of the SEC promulgated under such acts, and state securities or blue sky laws. At the time that the Registration Statement (or any registration statement included therein) becomes effective, the Proxy Statement is first mailed to Embassy's shareholders and the meeting of Embassy's shareholders takes place, as the case may be, neither the Registration Statement nor the Proxy Statement will contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation shall not be deemed to apply to information included in the Registration Statement or the Proxy Statement relating to Orthodontix which was furnished by Orthodontix to Embassy for use in the Registration Statement and the Proxy Statement and which was made in conformity with the information so furnished.

     5.20 Accounts. Embassy has previously disclosed to Orthodontix a list of all banks and other institutions in which Embassy maintains an account (including checking, savings, cash management, brokerage, money market or any other type of account) or safe deposit box, the address and telephone of such bank or other institution, the name of Embassy's contact person with respect to such account or safe deposit box, the account number of each such account, and the names of all person authorized to make draws on such accounts or who have access to such safe deposit boxes.

     5.21 OTC Bulletin Board. The Embassy Stock is quoted on the OTC Bulletin Board (the "Bulletin Board") under the symbol "MBCA," and Embassy is in compliance in all material respects with all rules and regulations of the Bulletin Board applicable to Embassy and the inclusion for quotation of such securities on the Bulletin Board.

     5.22 Nasdaq SmallCap Market. Embassy shall prepare and file with the Nasdaq Small Cap Market no later than the Effective Date, an application to have the Embassy Stock listed for trading on Nasdaq SmallCap.

     5.23 No Omissions or Untrue Statements. No representations or warranties made by Embassy to Orthodontix in this Agreement or in any certificate of a Embassy officer required to be delivered to Orthodontix pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, omits or will omit to state a material fact necessary to make the statement contained herein or therein not misleading as of the date hereof and as of the Closing Date.

     5.24 Embassy Disclosure Schedule Complete. Embassy shall promptly supplement the Embassy Disclosure Schedule if events occur prior to the Closing Date that would have been required to be disclosed had they existed at the time of executing this Agreement. The Embassy Disclosure Schedule, as supplemented prior to the Closing Date, will contain a true, correct and complete list and description of all items required to be set forth therein. The Embassy Disclosure Schedule, as supplemented prior to the Closing Date, is expressly incorporated herein by reference. Notwithstanding the foregoing, any such supplement to the Embassy Disclosure Schedule following the date hereof shall not in any way affect Orthodontix's right not to consummate the transactions contemplated hereby as set forth in Section 6.2 hereof.

                 VI.  STOCKHOLDER APPROVAL; CLOSING DELIVERIES

     6.1 Stockholder Approval. Embassy shall submit the Merger and this Agreement to its shareholders for approval and adoption at the Meeting to be held as soon as practicable following the date or this Agreement in accordance with Section 3.7 hereof. Subject to the Merger and this Agreement receiving all approvals of

Embassy and Orthodontix shareholders and regulatory approvals and the absence of 30% or more of the non-affiliated shareholders of Embassy (i) voting against the Merger; and (ii) requesting redemption of their shares of Embassy Stock in the manner to be set forth in the Proxy Statement, and subject to the other provisions of this Agreement, the parties shall hold a closing (the "Closing") no later than the fifth business day (or such later date as the parties hereto may agree) following the later of (a) the date of the Meeting of Shareholders of Embassy to consider and vote upon the Merger and this Agreement and the Name Change or (b) the business day on which the last of the conditions set forth in Articles VII and VIII hereof is fulfilled or waived (such later date, the "Closing Date"), at 10:00 A.M. at the offices of Berman Wolfe & Rennert, P.A., or at such other time and place as the parties may agree upon.

     6.2 Closing Deliveries of Orthodontix. At the Closing, Orthodontix shall deliver, or cause to be delivered, to Embassy:

          (a) a certificate dated as of the Closing Date, to the effect that the representations and warranties of Orthodontix contained in this Agreement are true and correct in all material respects at and as of the Closing Date and that Orthodontix has complied with or performed in all material respects all terms, covenants and conditions to be complied with or performed by Orthodontix on or prior to the Closing Date;

          (b) an opinion of Orthodontix's counsel, Atlas, Pearlman, Trop & Borkson, P.A., in form and substance reasonably satisfactory to Embassy, in a form to be mutually agreed to prior to the Closing;

          (c) a certificate, dated as of the Closing Date, certifying as to the Articles of Incorporation and Bylaws of Orthodontix, the incumbency and signatures of the officers of each of Orthodontix and copies of the directors' and shareholders' resolutions of Orthodontix approving and authorizing the execution and delivery of this Agreement, and the consummation of the transactions contemplated hereby;

          (d) the First Union Consent (as defined in Section 7.9) as well as any other applicable consents contemplated by the Orthodontix Disclosure Schedule;

          (e) an agreement, in a form reasonably satisfactory to Orthodontix and to Embassy and in substantially the form as Exhibit "B" (the "Orthodontix Lock-Up Agreement"), prohibiting, for a period of fifteen months from the Effective Date, all holders of the outstanding shares of Orthodontix Stock, exclusive of the shares issuable in connection with the Practice Acquisitions, from selling, transferring or otherwise disposing of the Embassy Stock received by each of them pursuant to the Merger (the "Embassy Acquired Stock");

          (f) a letter executed by an authorized representative of Orthodontix listing those persons who may be deemed "affiliates" of Orthodontix within the meaning of Rule 145 under the Securities Act of 1933; and

          (g) such other documents, at the Closing or subsequently, as may be reasonably requested by Embassy as necessary for the implementation and consummation of this Agreement and the transactions contemplated hereby.

     6.3 Closing Deliveries of Embassy. At the Closing, Embassy shall deliver to Orthodontix:

          (a) a certificate of Embassy, dated as of the Closing Date, to the effect that the representations and warranties of Embassy contained in this Agreement are true and correct in all material respects and that Embassy has complied with or performed in all material respects all terms, covenants and conditions to be complied with or performed by Embassy on or prior to the Closing Date;

          (b) a certificate, dated as of the Closing Date, executed by the Secretary of Embassy, certifying the Articles of Incorporation, Bylaws, incumbency and signatures of officers of Embassy and copies of Embassy's directors' and shareholders' resolutions approving and authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby;

          (c) an opinion of Embassy's counsel, Berman Wolfe & Rennert, P.A., in form and substance reasonably satisfactory to Orthodontix, in a form to be mutually agreed to prior to the Closing;

          (d) the written resignations of all officers, and all directors of Embassy other than Halpryn and Dresnick.

          (e) certificates representing the Embassy Stock issuable upon consummation of the Merger;

          (f) agreements, in form reasonably satisfactory to Orthodontix and to Embassy and in substantially the form of Exhibits "C" and "D" attached hereto (the "Embassy Lock-Up Agreements") prohibiting, for a period of six months from the Effective Date (the "Six Month Period"), Dresnick, Halpryn, Ronald M. Stein, Craig A. Brumfield and Andrew H. Marshak from selling, transferring or otherwise disposing their shares of Embassy Common Stock, and limiting the transfer or other disposition of the Embassy Common Stock by Dresnick and Halpryn for a period of nine months following the Six Month Period;

          (g) the books and records of Embassy; and

          (h) documentation satisfactory to Orthodontix evidencing the fact that the signatories on all relevant bank accounts of Embassy have been changed to signatories designated by Orthodontix.

                 VII.  CONDITIONS TO OBLIGATIONS OF ORTHODONTIX

     The obligation of Orthodontix to consummate the Closing is subject to the following conditions, any of which may be waived by Orthodontix in its sole discretion:

     7.1 Compliance by Embassy. Embassy shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with by Embassy prior to or on the Closing Date.

     7.2 Accuracy of Embassy's Representations. Embassy's representations and warranties contained in this Agreement (including the Embassy Disclosure Schedule) or any schedule, certificate or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for such changes permitted by this Agreement) and shall be deemed to be made again as of the Closing Date.

     7.3 Material Adverse Change. No material adverse change shall have occurred subsequent to December 31, 1996 in the financial position, results of operations, assets, liabilities or prospects of Embassy, nor shall any event or circumstance have occurred which would result in a material adverse change in the financial position, results of operations, assets, liabilities or prospects of Embassy within the reasonable discretion of Orthodontix.

     7.4 Documents. All documents and instruments delivered by Embassy to Orthodontix at the Closing shall be in form and substance reasonably satisfactory to Orthodontix and its counsel.

     7.5 Capitalization. At the Closing Date, Embassy shall have, other than with respect to the issuance of shares underlying the Embassy Warrants, not more than 2,540,000 shares of Embassy Stock issued and outstanding.

     7.6 Effectiveness of Registration Statement; No Stop Order. The Registration Statement shall be effective under the Securities Act and shall not be subject to a stop order or any threatened stop order.

     7.7 Reorganization. The Merger shall qualify as a tax-free reorganization under Section 368 of the Code.

     7.8 Litigation. No litigation seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or, to Orthodontix's knowledge, be threatened.

     7.9 Certain Consents. Orthodontix shall have received from First Union Bank (the "First Union Consent") (and any other applicable consents contemplated by the Embassy Disclosure Schedule) a consent in writing, in form and substance reasonably satisfactory to Embassy and its counsel, to Orthodontix's entry into this Agreement and consummation of the Merger.

     7.10 Nasdaq SmallCap Market. An application to have the shares of Embassy Stock quoted for trading on the Nasdaq SmallCap Stock Market shall have been filed by Embassy.

     7.11 Cash Assets. Embassy shall have cash assets of no less than $7.2 million at the Closing, exclusive of any amounts payable in connection with the Practice Acquisitions and inclusive of any redemption amounts payable to Embassy shareholders.

                   VIII.  CONDITIONS TO EMBASSY'S OBLIGATIONS

     Embassy's obligation to consummate the closing is subject to the following conditions, any of which may be waived by Embassy in its sole discretion:

     8.1 Compliance by Orthodontix. Orthodontix shall have performed and complied in all material respects with all agreements and conditions required by this Agreement to be performed or complied with prior to or on the Closing Date.

     8.2 Accuracy of Orthodontix's Representations. Orthodontix's representations and warranties contained in this Agreement (including the exhibits hereto and the Embassy Disclosure Schedule) or any schedule, certificate or other instrument delivered pursuant to the provisions hereof or in connection with the transactions contemplated hereby shall be true and correct in all material respects at and as of the Closing Date (except for such changes permitted by this Agreement) and shall be deemed to be made again as of the Closing Date.

     8.3 Material Adverse Change. No material adverse change shall have occurred subsequent to December 31, 1996 in the financial position, results of operations, assets, liabilities or prospects of Orthodontix taken as a whole, nor shall any event or circumstance have occurred which would result in a material adverse change in the business, assets or condition, financial or otherwise, of Orthodontix taken as a whole, within reasonable discretion of Embassy.

     8.4 Litigation. No litigation seeking to enjoin the transactions contemplated by this Agreement or to obtain damages on account hereof shall be pending or, to Embassy's knowledge, be threatened.

     8.5 Reorganization. The Merger shall qualify as a tax-free reorganization under Section 368 of the Code and there are no material adverse tax consequences to the Merger.

     8.6 Documents. All documents and instruments delivered by Orthodontix to Embassy at the Closing shall be in form and substance reasonably satisfactory to Embassy and its counsel.

     8.7 Practice Acquisitions. Immediately after the Merger has been effected, on the Effective Date, Orthodontix shall have consummated the acquisition of certain tangible and intangible assets of certain orthodontic practices, which, in the aggregate, generated no less than $15.0 million in gross revenues for the twelve month period ended December 31, 1996 (the "Practice Gross Revenue Amount") in consideration for the delivery of cash (the "Practice Acquisition Cash Amount"); and (ii) that number of shares of Orthodontix Stock equal to the quotient obtained by (x) the difference between 1.2 times the Practice Gross Revenue Amount and the Practice Cash Amount divided by (y) the Embassy Share Value. For purposes of this calculation, the Embassy Share Value shall mean the average over a period of 15 trading days of the closing prices of Embassy Stock as reflected on the OTC Bulletin Board.

     8.8 Liabilities. At the Closing Date, Orthodontix shall have no more than $500,000 in total liabilities, exclusive of the Practice Acquisition Cash Amount.

                              IX.  INDEMNIFICATION

     9.1 By Orthodontix. Subject to Section 9.4, Orthodontix shall indemnify, defend and hold Embassy, its directors, officers, shareholders, attorneys, agents and affiliates, harmless from and against any and all losses, costs, liabilities, damages, and expenses (including legal and other expenses incident thereto) of every kind, nature and description, including any undisclosed liabilities (collectively, "Losses") that result from or arise out of (i) the breach of any representation or warranty of Orthodontix set forth in this Agreement or in any certificate delivered to Embassy pursuant hereto; or
(ii) the breach of any of the covenants of Orthodontix contained in or arising out of this Agreement or the transactions contemplated hereby.

     9.2 By Embassy. Subject to Section 9.4, Embassy shall indemnify, defend, and hold Orthodontix its directors, officers, shareholders, attorneys, agents and affiliates harmless from and against any and all Losses that arise out of
(i) the breach of any representation or warranty of Embassy set forth in this Agreement or in any certificate delivered to Orthodontix pursuant hereto; or
(ii) the breach of any of the covenants of Embassy contained in or arising out of this Agreement or the transactions contemplated hereby.

     9.3 Claims Procedure. Should any claim covered by Sections 9.1 or 9.2 be asserted against a party entitled to indemnification under this Article (the "Indemnitee"), the Indemnitee shall promptly notify the party obligated to make indemnification (the "Indemnitor"); provided, however, that any delay or failure in notifying the Indemnitor shall not affect the Indemnitor's liability under this Article if such delay or failure was not prejudicial to the Indemnitor. The Indemnitor upon receipt of such notice shall assume the defense thereof with counsel reasonably satisfactory to the Indemnitee and the Indemnitee shall extend reasonable cooperation to the Indemnitor in connection with such defense. No settlement of any such claim shall be made without the consent of the Indemnitor and Indemnitee, such consent not to be unreasonably withheld or delayed, nor shall any such settlement be made by the Indemnitor which does not provide for the absolute, complete and unconditional release of the Indemnitee from such claim. In the event that the Indemnitor shall fail, within a reasonable time, to defend a claim, the Indemnitee shall have the right to assume the defense thereof without prejudice to its rights to indemnification hereunder.

     9.4 Limitations on Liability. Neither Orthodontix nor Embassy shall be liable hereunder as a result of any misrepresentation or breach of such party's representations, warranties or covenants contained in this Agreement unless and until the Losses incurred by each, as the case may be, as a result of such misrepresentations or breaches under this Agreement shall exceed, in the aggregate, $200,000 (in which case the party liable therefor shall be liable for the entire amount of such claims, including the first $200,000).

                                X.  TERMINATION

     10.1 Termination Prior to Closing. (a) If the Closing has not occurred by March 1, 1998, subject to a 30 day extension by Orthodontix, or any other extension as agreed by the parties (the "Termination Date"), any of the parties hereto may terminate this Agreement at any time thereafter by giving written notice of termination to the other parties; provided, however, that no party may terminate this Agreement if such party has willfully or materially breached any of the terms and conditions hereof.

     (b) Prior to the Termination Date either party to this Agreement may terminate this Agreement following the insolvency or bankruptcy of the other, or if any one or more of the conditions to Closing set forth in Article VI, Article VII or Article VIII shall become incapable of fulfillment and shall not have been waived by the party for whose benefit the condition was established, then either party may terminate this Agreement.

     (c) Notwithstanding anything contained herein to the contrary, Embassy acknowledges that certain of the Practice Acquisitions which in the aggregate had generated approximately no less than $5.2 million in gross revenues for the twelve-month period ended December 31, 1996 are required to close on or prior to March 1, 1998.

     10.2 Consequences of Termination. Upon termination of this Agreement pursuant to this Article X or any other express right of termination provided elsewhere in this Agreement, the parties shall be relieved of any further obligation to the others except as specified in Section 12.3. No termination of this Agreement, however, whether pursuant to this Article X hereof or under any other express right of termination provided elsewhere in this Agreement, shall operate to release any party from any liability to any other party incurred before the date of such termination or from any liability resulting from any willful misrepresentation made in connection with this Agreement or willful breach hereof.

                           XI.  ADDITIONAL COVENANTS

     11.1 Mutual Cooperation. The parties hereto will cooperate with each other, and will use all reasonable efforts to cause the fulfillment of the conditions to the parties' obligations hereunder and to obtain as promptly as possible all consents, authorizations, orders or approvals from each and every third party, whether private or governmental, required in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, Orthodontix shall obtain, prior to the Closing, the consent of all of the recipients of Orthodontix Stock in connection with the Practice Acquisitions as a condition to closing the Practice Acquisitions.

     11.2 Changes in Representations and Warranties of Orthodontix. Between the date of this Agreement and the Closing Date, Orthodontix shall not, directly or indirectly, except as contemplated in the Orthodontix Disclosure Schedule, enter into any transaction, take any action, or by inaction permit an event to occur, which would result in any of the representations and warranties of Orthodontix herein contained not being true and correct at and as of (a) the time immediately following the occurrence of such transaction or event or (b) the Closing Date. Orthodontix shall promptly give written notice to Embassy upon becoming aware of (i) any fact which, if known on the date hereof, would have been required to be set forth or disclosed pursuant to this Agreement and (ii) any impending or threatened breach in any material respect of any of the representations and warranties of Orthodontix contained in this Agreement and with respect to the latter shall use all reasonable efforts to remedy same.

     11.3 Changes in Representations and Warranties of Embassy. Between the date of this Agreement and the Closing Date, Embassy shall not, directly or indirectly, enter into any transaction, take any action, or by inaction permit an event to occur, which would result in any of the representations and warranties of Embassy herein contained not being true and correct at and as of
(a) the time immediately following the occurrence of such transaction or event or (b) the Closing Date. Embassy shall promptly give written notice to Orthodontix upon becoming aware of (i) any fact which, if known on the date hereof, would have been required to be set forth or disclosed pursuant to this Agreement and (ii) any impending or threatened breach in any material respect of any of the representations and warranties of Embassy contained in this Agreement and with respect to the latter shall use all reasonable efforts to remedy same.

                              XII.  MISCELLANEOUS

     12.1 Expenses. Orthodontix and Embassy shall each pay its own expenses incident to the negotiation, preparation and carrying out of this Agreement, including all fees and expenses of its counsel and accountants for all activities of such counsel and accountants undertaken pursuant to this Agreement, whether or not the transactions contemplated hereby are consummated.

     12.2 Survival of Representations, Warranties and Covenants. All statements contained in this Agreement or in any certificate delivered by or on behalf of Orthodontix or Embassy pursuant hereto or in connection with the transactions contemplated hereby shall be deemed representations, warranties and covenants by Orthodontix or Embassy, as the case may be, hereunder. All representations, warranties and covenants made by Orthodontix and by Embassy in this Agreement, or pursuant hereto, shall survive through the Closing Date.

     12.3 Nondisclosure. Embassy will not at any time after the date of this Agreement, without Orthodontix' consent, divulge, furnish to or make accessible to anyone (other than to its representatives as part of its due diligence or corporate investigation) any knowledge or information with respect to confidential or secret processes, inventions, discoveries, improvements, formulae, plans, material, devices or ideas or know-how, whether patentable or not, with respect to any confidential or secret aspects (including, without limitation, customers or suppliers) ("Confidential Information") of Orthodontix.

     Orthodontix will not at any time after the date of this Agreement, without Embassy's consent (except as may be required by law), use, divulge, furnish to or make accessible to anyone any Confidential Information (other than to its representatives as part of its due diligence or corporate investigation) with respect to Embassy.

     The undertakings set forth in the preceding two paragraphs of this Section
12.3 shall lapse if the Closing takes place as to Embassy and Orthodontix, but shall not lapse as to the officers and directors of Embassy, individually.

     Any information, which (i) at or prior to the time of disclosure by either of Orthodontix or Embassy was generally available to the public through no breach of this covenant, (ii) was available to the public on a non-confidential basis prior to its disclosure by either of Orthodontix or Embassy or (iii) was made available to the public from a third party, provided that such third party did not obtain or disseminate such information in breach of any legal obligation to Orthodontix or Embassy, shall not be deemed Confidential Information for purposes hereof, and the undertakings in this covenant with respect to Confidential Information shall not apply thereto.

     12.4 Succession and Assignments; Third Party Beneficiaries. This Agreement may not be assigned (either voluntarily or involuntarily) by any party hereto without the express written consent of the other party. Any attempted assignment in violation of this Section shall be void and ineffective for all purposes. In the event of an assignment permitted by this Section, this Agreement shall be binding upon the heirs, successors and assigns of the parties hereto. Except as expressly set forth in this Section, there shall be no third party beneficiaries of this Agreement.

     12.5 Notices. All notices, requests, demands or other communications with respect to this Agreement shall be in writing and shall be (i) sent by facsimile transmission, (ii) sent by the United States Postal Service, registered or certified mail, return receipt requested, or (iii) personally delivered by a nationally recognized express overnight courier service, charges prepaid, to the following addresses (or such other addresses as the parties may specify from time to time in accordance with this Section):

     (a) To Embassy:

         Embassy Acquisition Corp.
         1428 Brickell Avenue, Suite 105
         Miami, Florida 33131
         Attn: Glenn Halpryn, President

     With a copy to:

         Charles J. Rennert, Esq.
         Berman Wolfe & Rennert, P.A.
         NationsBank Tower At International Place
         100 Southeast 2nd Street, 35th Floor
         Miami, Florida 33131

     (b) To Orthodontix:

         Orthodontix, Inc.
         2222 Ponce de Leon Blvd., PH
         Coral Gables, Florida 33134
         Attn: F.W. "Mort" Guilford

     With a copy to:

         Charles Pearlman
         Atlas, Pearlman, Trop & Borkson, P.A.
         New River Center, Suite 1900
         200 East Las Olas Boulevard
         Fort Lauderdale, Florida 33301

     Any such notice shall, when sent in accordance with the preceding sentence, be deemed to have been given and received on the earliest of (i) the day delivered to such address or sent by facsimile transmission, (ii) the fifth
(5th) business day following the date deposited with the United States Postal Service, or (iii) twenty-four (24) hours after shipment by such courier service.

     12.6 Construction. This Agreement shall be construed and enforced in accordance with the internal laws of the State of Florida without giving effect to the principles of conflicts of law thereof, except to the extent that the Securities Act or the Exchange Act applies to the Registration Statements and the Proxy Statement.

     12.7 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which shall together constitute one and the same Agreement.

     12.8 No Implied Waiver; Remedies. No failure or delay on the part of the parties hereto to exercise any right, power or privilege hereunder or under any instrument executed pursuant hereto shall operate as a waiver, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege. All rights, powers and privileges granted herein shall be in addition to other rights and remedies to which the parties may be entitled at law or in equity.

     12.9 Entire Agreement. This Agreement, including the Exhibits and Schedules attached hereto, sets forth the entire understandings of the parties with respect to the subject matter hereof, and it incorporates and merges any and all previous communications, understandings, oral or written, as to the subject matter hereof, and cannot be amended or changed except in writing, signed by the parties.

     12.10 Headings. The headings of the Sections of this Agreement, where employed, are for the convenience of reference only and do not form a part hereof and in no way modify, interpret or construe the meanings of the parties.

     12.11 Severability. To the extent that any provision of this Agreement shall be invalid or unenforceable, it shall be considered deleted herefrom and the remainder of such provision and of this Agreement shall be unaffected and shall continue in full force and effect.

     12.12 Public Disclosure. From and after the date hereof through the Closing Date, Embassy shall not issue a press release or any other public announcement with respect to the transactions contemplated hereby without the prior consent of Orthodontix, which consent shall not be unreasonably withheld or delayed. It is understood by Orthodontix that Embassy is required under the Exchange Act to make prompt disclosure of any material transaction.

     THE PARTIES TO THIS AGREEMENT HAVE READ THIS AGREEMENT, HAVE HAD THE OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL OF THEIR OWN CHOICE, AND UNDERSTAND EACH OF THE PROVISIONS OF THIS AGREEMENT.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

                                          EMBASSY ACQUISITION CORP.

                                          By:     /s/ GLENN L. HALPRYN
                                            ------------------------------------
                                                      Glenn L. Halpryn
                                                         President

                                          ORTHODONTIX, INC.

                                          By:    /s/ F.W. MORT GUILFORD
                                            ------------------------------------
                                                     F.W. Mort Guilford
                                                         President

The undersigned agree to the
provisions of
Section 3.7(b) and Section 12.3
hereof:

       /s/ GLENN L. HALPRYN
--------------------------------------
           Glenn L. Halpryn

        /s/ RONALD M. STEIN
--------------------------------------
           Ronald M. Stein

      /s/ CRAIG A. BRUMFIELD
--------------------------------------
          Craig A. Brumfield

   /s/ STEPHEN J. DRESNICK, M.D.
--------------------------------------
      Stephen J. Dresnick, M.D.

       /s/ ANDREW H. MARSHAK
--------------------------------------
          Andrew H. Marshak

                                                                       Exhibit B


THE COMMON STOCK OPTION REPRESENTED BY THIS AGREEMENT (THE "OPTION") HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE LAWS OF ANY OTHER JURISDICTION AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF IN ANY MANNER (1) WITHOUT REGISTRATION UNDER THE ACT AND IN COMPLIANCE WITH THE LAWS OF ANY APPLICABLE JURISDICTIONS; OR (2) AN OPINION OF COUNSEL (IN FORM AND SUBSTANCE ACCEPTABLE TO ORTHODONTIX, INC.) THAT REGISTRATION IS NOT REQUIRED.

                                ORTHODONTIX, INC.

                        COMMON STOCK OPTION AND AGREEMENT

         THIS COMMON STOCK OPTION (the "Option") for a total of up to 150,000 shares (the "Option Shares") of Common Stock, par value $.0001 per share (the "Common Stock"), of Orthodontix, Inc., a Florida corporation (the "Company"), is hereby granted by the Board of Directors of the Company to F.W. Mort Guilford (the "Optionee"), at the price and subject to the terms and conditions hereunder.

         1. EXERCISE OF OPTION.

                  (a) TIME AND PRICE. Upon the terms and subject to the conditions hereof, commencing on the date hereof and ending at 5:00 p.m. on April 15, 2003, Optionee shall be entitled to exercise the Option in whole or in part at the exercise price of $9.11 for each Option Share for a period of five years from the date hereof.

                             (i) The Option granted hereunder shall be deemed
exercised when Optionee shall indicate his decision to do so in writing to the Company in accordance with paragraph 1(b) hereof, and shall at the same time tender to the Company payment in full for the Option Shares in accordance with paragraph 1(c) hereof.

                  (b) METHOD OF EXERCISE. The Option shall be exercisable by a written notice which shall:

                             (i) state the election to exercise the Option, the
person in whose name the stock certificate(s) for such shares of Common Stock is to be registered, his address and social security number (or if more than one, the names, addresses and social security numbers of such persons);

                             (ii) be signed by the person or persons entitled to
exercise the Option and, if the Option is being exercised by any person(s) other than the Optionee, be accompanied by proof, satisfactory to counsel for the Company, of the right of such person(s) to exercise the Option; and

                             (iii) be delivered in person or by certified mail
to the Company.

                  (c) PAYMENT. Payment of the purchase price for the Option Shares shall be by certified or bank cashier's check.

                  (d) RESTRICTION ON EXERCISE. Notwithstanding anything contained herein to the contrary, this Option may not be exercised if the issuance of the Option Shares would constitute a violation of any applicable federal or state securities laws or other applicable laws or regulations. As a condition to the exercise of the Option, the Company may require the person exercising the Option to make such representations and agree to such covenants as may be required by any applicable law or regulation.

         2. RESERVED.

         3. TRANSFER TO COMPLY WITH THE SECURITIES ACT OF 1933. Neither the Option nor the Option Shares may be offered or sold except in compliance with the Act, and the laws of any applicable jurisdiction.

         4. REVIEW AND EVALUATION OF INFORMATION REGARDING THE COMPANY. Optionee hereby warrants to the Company as follows:

                  (a) Optionee has, together with his financial advisors, if any, had access to any relevant information and documents desired; has had the opportunity to ask questions of and receive answers from any person authorized to act on behalf of the Company concerning any aspect of the Company, including, but not limited to, the merits of accepting the Option; (i) is in receipt of all disclosure documents filed by the Company with the Securities and Exchange Commission; and (ii) all other requested documents and information regarding the Company (collectively, the "Information").

                  (b) Optionee, together with his financial advisors, if any, represent that they have carefully read, are familiar with and fully understand the Information, including all documents referred to therein; and have consulted with such other advisors as they have deemed necessary and appropriate in making the decision to acquire the Option. Optionee fully represents that, after a careful review of the Information, including all documents referred to therein, Optionee accepts the Option.

         5. FINANCIAL EXPERIENCE. Optionee is sufficiently experienced in financial and business matters to be capable of evaluating the merits and risks of his acceptance of the Option, or if Optionee has utilized the services of a financial advisor, together they are sufficiently experienced in financial and business matters that they are capable of evaluating the merits and risks of Optionee's acceptance of the Option.

         6. ACCREDITED INVESTOR. Unless this section is crossed out, Optionee is an "accredited investor" as such term is defined at Rule 501 promulgated under the Act, a copy of which definition is attached hereto and incorporated by reference hereby as Exhibit "B."

         7. RESIDENCY. Optionee is a resident of the State of Florida.

         8. MISCELLANEOUS.

                  (a) ENTIRE AGREEMENT. This Agreement (including the exhibits and schedules hereto) constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior negotiations, understandings, agreements, arrangements and understandings, both oral and written, among the parties hereto with respect to such subject matter.

                  (b) AMENDMENT. This Agreement may not be amended or modified in any respect, except by the mutual written agreement of the parties hereto.

                  (c) NO THIRD PARTY BENEFICIARY. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person, firm, corporation, partnership, association or other entity, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

                  (d) WAIVERS AND REMEDIES. The waiver by any of the parties hereto of any other party's prompt and complete performance, or breach or violation, of any provision of this Agreement shall not operate nor be construed as a waiver of any subsequent breach or violation, and the waiver by any of the parties hereto to exercise any right or remedy which it may possess hereunder shall not operate nor be construed as a bar to the exercise of such right or remedy by such party upon the occurrence of any subsequent breach or violation.

                  (e) SEVERABILITY. The invalidity of any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall not affect the enforceability of the remaining portions of this Agreement or any part hereof, all of which are inserted conditionally on their being valid in law, and, in the event that any one or more of the words, phrases, sentences, clauses, sections or subsections contained in this Agreement shall be declared invalid by a court of competent jurisdiction, this Agreement shall be construed as if such invalid word or words, phrase or phrases, sentence or sentences, clause or clauses, section or sections, or subsection or subsections had not been inserted.

                  (f) DESCRIPTIVE HEADINGS. Descriptive headings contained herein are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

                  (g) COUNTERPARTS. This Agreement may be executed in any numbers of counterparts and by the separate parties hereto in separate counterparts, each of which shall be deemed to be one and the same instrument.

                  (h) NOTICES. All notices, consents, requests, instructions, approvals and other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed to have been duly given, when delivered by hand or three (3) days after deposited in the United States mail, by registered or certified mail, return receipt requested, postage prepaid, as follows:

         If to the Company:           Orthodontix, Inc.
                                      2222 Ponce de Leon, Suite 300
                                      Coral Gables, FL 33134
                                      Attention:  President

         If to Optionee:              F.W. Mort Guilford
                                      2222 Ponce de Leon, Suite 300
                                      Coral Gables, FL 33134

or to such other address as any party hereto may from time to time designate in writing delivered in a like manner.

                  (i) SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. None of the parties hereto shall assign any of its rights or obligations hereunder.

                  (j) APPLICABLE LAW. This Agreement shall be governed by, and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

                  (k) EXPENSES. Each of the parties hereto agrees to pay all of the respective expenses incurred by it in connection with the negotiation. preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby.

                  (l) ATTORNEYS' FEES. In the event any suit or other legal proceeding is brought for the enforcement of any of the provisions of this Agreement, the parties hereto agree that the prevailing party or parties shall be entitled to recover from the other party or parties upon final judgment on the merits reasonable attorneys' fees (and sales taxes thereon, if any), including attorneys' fees for any appeal, and costs incurred in bringing such suit or proceeding.

                  (m) AGENT. Neither party is hereby constituted an agent or legal representative of the other party hereto and neither is granted any right or authority hereunder to assume or create any obligation, express or implied, or to make any representation, covenant, warranty, or guaranty, except as expressly granted or made in this Agreement.

                  (n) OTHER DOCUMENTS. The parties hereto shall cooperate in the effectuation of the transactions contemplated hereby and shall execute any and all additional documents and shall take such additional actions as shall be reasonably necessary or appropriate for such purposes.

                  (o) WAIVER OF JURY TRIAL. The parties hereto each knowingly, voluntarily and intentionally waive their respective rights to a trial by jury in respect of any litigation related to or arising from this Agreement, or any course of conduct, course of dealing, statement or actions of any of the parties hereto.

                  (p) APPLICABLE LAW AND VENUE. This Agreement shall be construed in accordance with and be governed by the laws of the State of Florida and the parties hereto agree that any suit brought hereunder shall be brought only in the Circuit Court for the Eleventh Judicial Circuit in and for Dade County, Florida and the United States District Court for the Southern District of Florida, Miami Division.

                  (q) CHANGE IN CONTROL. In the event of a Change of Control (as defined below), the Option shall immediately become fully exercisable, and upon payment by the Optionee of the option price, a stock certificate or certificates representing the Option Shares covered thereby shall be issued and delivered to the Optionee. "Change of Control" shall mean the occurrence of any one of the following: (i) the Company sells substantially all of its assets to a purchaser other than a Subsidiary, (ii) the sale of all outstanding shares of capital stock of the Company for cash, or (iii) the merger or consolidation of the Company in which the holders of the Company's outstanding capital stock possessing the voting power (under ordinary circumstances) to elect the Company's Board of Directors immediately prior to the merger do not continue to own a majority of the capital stock possessing the voting (under ordinary circumstances) to elect the surviving entity's Board of Directors immediately after such transaction.

         THE PARTIES TO THIS AGREEMENT HAVE READ THIS AGREEMENT, HAVE HAD THE OPPORTUNITY TO CONSULT WITH INDEPENDENT COUNSEL OF THEIR OWN CHOICE, AND UNDERSTAND EACH OF THE PROVISIONS OF THIS AGREEMENT.

         Date of Grant: April 16, 1998

                                            ORTHODONTIX, INC.

                                            By: /s/ F.W. Mort Guilford
                                                ------------------------------
                                                Authorized Representative

Agreed and Accepted as of this
 16th day of April, 1998


/s/ F.W. Mort Guilford
------------------------------
F.W. Mort Guilford

                                   EXHIBIT "A"

Orthodontix, Inc.
2222 Ponce de Leon, Suite 300
Coral Gables, FL 33134
Attention:  President

Gentlemen:

         The undersigned is acquiring _________ shares of Common Stock, par value $.0001 per share (the "Shares"), of Orthodontix, Inc. (the "Company") pursuant to the exercise of that certain Common Stock Option and Agreement (the "Option") dated April 16, 1998.

         The undersigned represents that, unless an appropriate registration statement is in effect, the undersigned will at no time offer or sell the Shares in connection with the distribution of Shares of the Company or participate or have any participation in any such distribution and will not otherwise sell, transfer, assign or in any manner dispose of the Shares except in accordance with the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations of the Securities and Exchange Commission (the "Commission") promulgated thereunder; that all of the Shares are being purchased for the sole account of the undersigned and no other person has any beneficial interest in any of the Shares.

         The undersigned is familiar with Rule 144 promulgated under the Securities Act, which rule in effect provides an exemption from the registration requirements of the Securities Act. The Company makes no representation or warranty to the undersigned concerning the Company's ability to file the various reports as required under the Securities Act or the Securities and Exchange Act of 1934 (the "Exchange Act"), or to disseminate to the public adequate current financial and other information concerning the Company as required by Rule 144. Accordingly, the undersigned understands that it may not be able to take advantage of the exemption from registration in effect provided by the provisions of Rule 144 and may never be able to offer or sell any of the Shares to the public.

         The undersigned understands that Rule 144 may not provide the exclusive method pursuant to which exemption from registration may be afforded but that, in order to sell any of the Shares to the public, the undersigned would bear a very heavy burden to establish the availability of any other exemption from the registration requirements of the Securities Act. The undersigned further understands that, in the view of the Commission, a change in the market value of the Shares, a change in the conditions within the industry in which the Company is engaged or, should the Shares be pledged as security for a loan, foreclosure or threatened foreclosure of such a loan, would not be such a change in the circumstances as to justify sale of the Shares. The undersigned further understands that the foregoing is not intended to be a complete listing of the views held by the Commission related to the foregoing non-public offering representation.

         The undersigned further understands that the Company will be relying on the representations, warranties, and agreements herein set forth in transferring the Shares to the undersigned.

                                              Very truly yours,



                                              ---------------------------------


STATE OF ___________ )
                     )SS:
COUNTY OF __________ )



         The foregoing instrument was acknowledged before me this _____ day of April, 1998, by ____________________, who is personally known to me or who has produced ____________ as identification.

         WITNESS my hand and official seal.



                                          -------------------------------
                                          Notary Public
                                          State of
                                                   ----------------


                                          ------------------------------
                                          Printed Name of Notary
                                          (Notary Seal)

My Commission Expires:

                                   EXHIBIT "B"

                         ACCREDITED INVESTOR DEFINITION



         As defined in Rule 501 promulgated under the Securities Act of 1933 (the "Act"), an "accredited investors" includes, (1) any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of state or its political subdivisions, for the benefit of its employees, if such plan has total assets of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors; (2) any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;
(3) any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000; (4) any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer or general partner of a general partner of that issuer; (5) any natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000; (6) any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; (7) any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the Act; and (8) any entity in which all of the equity owners are accredited investors.

                                ORTHODONTIX, INC.
                                LOCK-UP AGREEMENT

                                  APRIL 16, 1998

F.W. Mort Guilford, President
Orthodontix, Inc.
2222 Ponce de Leon Blvd., Suite 300
Coral Gables, Florida 33134

Dear Sir:

Reference is hereby made to the merger (the "Merger") of Embassy Acquisition Corp. ("Embassy") with Orthodontix, Inc. ("Orthodontix") and the exchange of shares of the Common Stock, par value $.0001 per share, of Orthodontix (the "Orthodontix Common Stock") for shares of Common Stock, par value $.000l per share of Embassy (the "Embassy Business Combination"). In connection with the Embassy Business Combination the undersigned hereby agrees that the undersigned will not, directly or indirectly, without the prior written consent of Embassy, offer, sell, contract to sell, pledge, grant any option for the sale of, or otherwise dispose or cause the disposition of, any (i) shares of Embassy Common Stock owned by the undersigned, other than shares acquired on the open market
(ii) stock options or warrants or any securities convertible into or exchangeable or exercisable for any shares of Embassy Common Stock owned by the undersigned for a period of fifteen months subsequent to the closing of the Embassy Business Combination (the "Fifteen Month Period").

Thereafter, this letter agreement shall be of no further force or effect.

In furtherance of the foregoing, Embassy and American Stock Transfer & Trust Company, the Company's Transfer Agent and Registrar, are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this agreement.

The undersigned acknowledges that effective as of the date hereof, Embassy has changed its name to Orthodontix, Inc.

Very truly yours,

By: F.W. Mort Guilford
    ----------------------------------------
       F.W. Mort Guilford